Lightstone Value Plus Real Estate Investment Trust III, Inc.

1985 Cedar Bridge Ave., Suite 1

Lakewood, New Jersey 08701

July 11, 2014

VIA ELECTRONIC TRANSMISSION

AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Angela McHale, Senior Counsel

Re:	Lightstone Value Plus Real Estate Investment Trust III, Inc. File No. 333-195292

Dear Ms. McHale:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lightstone Value Plus Real Estate Investment Trust III, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on July 14, 2014, or as soon thereafter as practicable, or at such later time as may be orally requested.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Lightstone Value Plus Real Estate Investment Trust III, Inc.

/s/ David Lichtenstein

David Lichtenstein

Chief Executive Officer and

Chairman of the Board of Directors